Exhibit 99

(2)  The number of shares Series E Convertible Preferred Stock reported consists of shares held by each of the entities listed in the table below.  Dr. Karabelas is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC.  Dr. Karabelas disclaims beneficial ownership of the shares held by each of the funds managed by Care Capital LLC except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

Holder	No. of Shares of Series E Convertible Preferred Stock
CC/M NitroMed Holdings, L.P.	575,929 shares
CC NitroMed Holdings, L.P.	224,557 shares
CC/Q Partners, L.P.	494,837 shares
Care Capital Investments II, L.P.	372,321 shares
Total	1,667,644 shares